APX Group, Inc.

4931 North 300 West

Provo, Utah 84604

VIA EDGAR

September 6, 2017

Re:	APX Group, Inc., APX Group Holdings, Inc. and other Guarantors
Registration Statement on Form S-4 (File No. 333-220269)

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

APX Group, Inc., a Delaware corporation (the “Issuer”), APX Group Holdings, Inc., a Delaware corporation (the “Parent Guarantor”) and certain subsidiaries of the Issuer listed in the above-referenced Registration Statement on Form S-4 (together with the Parent Guarantor, the “Guarantors” and together with the Issuer, the “Registrants”) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 2:00 p.m., Eastern Standard Time, on September 8, 2017, or as soon thereafter as practicable. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we or our representatives speak with you on that date.

We request that we be notified of such effectiveness by telephone call to Igor Fert at (212) 455-2255 or Arjun Koshal at (212) 455-3379 of Simpson Thacher & Bartlett LLP.

Very truly yours,

APX Group, Inc. and the Co-registrants

By:	/s/ Patrick Kelliher
Name:	Patrick Kelliher
Title:	Chief Accounting Officer